SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 11, 2004

MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 12. Results of Operations and Financial Condition.

Attached hereto as Exhibit 99.1 is a press release issued by the Registrant on May 11, 2004, regarding its 2004 first quarter results.

<p align="center">**SIGNATURES**</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<p align="center">**MAXXAM Inc.**
(Registrant)</p>

Date: May 12, 2004   By: /s/ Bernard L. Birkel
                                              Bernard L. Birkel
                                    Secretary and Senior Assistant General Counsel

<p align="center">**EXHIBIT INDEX**</p>

Exhibit 99.1: Earnings Release issued on May 11, 2004

May 11, 2004

Media: Josh Reiss
(713) 267-3740
Investors: Ron Kurtz
(713) 267-3686

MAXXAM REPORTS RESULTS FOR FIRST QUARTER OF 2004

HOUSTON, Texas (May 11, 2004) – MAXXAM Inc. (AMEX: MXM) today reported a net loss of $20.3 million, or $3.40 per share, for the first quarter of 2004, compared to a net loss of $10.5 million, or $1.61 per share, for the first quarter of 2003. Net sales for the first quarter of 2004 totaled $68.9 million, compared to $74.9 million in the same period of 2003.

MAXXAM reported an operating loss of $6.6 million for the first quarter of 2004, compared to an operating loss of $1.2 million for the comparable period of 2003.

The net loss for the first quarter of 2004 increased from 2003 primarily because results for the 2003 period included an $8.0 million insurance reimbursement for certain costs incurred in connection with the OTS and FDIC matters. In addition, operating losses for the quarter ended March 31, 2004, increased from the prior year period as a result of lower net sales from the Company's forest products and real estate operations.

FOREST PRODUCTS OPERATIONS

Despite continuing improvements in lumber prices, forest products net sales decreased for the 2004 first quarter from the prior year primarily due to an unfavorable shift in the mix of lumber sold from higher priced redwood lumber to Douglas-fir. This shift was the result of lower availability of redwood logs. Forest products operations experienced a small operating loss for the first quarter of 2004 as compared to operating income of $0.8 million in the first quarter of 2003, largely due to the lower net sales.

REAL ESTATE OPERATIONS

Net sales for the real estate segment decreased for the 2004 first quarter from the prior year, primarily due to lower real estate sales at the Company's Palmas del Mar and Mirada developments. Partially offsetting this decline was an increase in real estate sales at the Company's Fountain Hills development. The decline in sales in turn resulted in a higher operating loss for the 2004 first quarter.

RACING OPERATIONS

Net sales for the racing segment decreased for the 2004 first quarter from the prior year primarily due to lower average daily attendance at both Sam Houston Race Park and Valley Race Park. The racing segment's operating income was flat for the first quarter of 2004 versus the year ago period as cost reductions offset the impact of the lower revenues.

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OTHER MATTERS

Operating expenses for the corporate segment increased for the 2004 first quarter principally due to an increase in stock-based compensation expense, which is adjusted as the market value of the Company's common stock changes.

As previously announced in prior earnings statements, MAXXAM may from time to time purchase shares of its common stock on national exchanges or in privately negotiated transactions.

172-051104

MAXXAM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In millions of dollars, except per share amounts)

	Three Months Ended March 31,	
	2004	**2003**
	(Unaudited)	
Net sales:		
Forest products.	$ 43.4	$ 45.3
Real estate.	11.0	14.0
Racing [1].	14.5	15.6
	68.9	74.9
Costs and expenses.	(75.5)	(76.1)
Operating income (loss):		
Forest products.	(0.3)	0.8
Real estate.	(1.8)	(0.7)
Racing.	0.6	0.6
Corporate.	(5.1)	(1.9)
	(6.6)	(1.2)
Other income (expense):		
Investment and interest income	3.8	1.3
Other income, net.	1.3	8.7
Interest expense.	(18.8)	(19.3)
Loss before income taxes	(20.3)	(10.5)
Provision for income taxes.	-	-
Net loss.	$ (20.3)	$ (10.5)
Basic and diluted loss per common and common equivalent share . . .	$ (3.40)	$ (1.61)

[1] Pari-mutuel costs and expenses for both periods are now included in the racing segment's costs and expenses. Previously, these costs and expenses were netted against gross revenues.